The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                     [GRAPHIC OMITTED][GRAPHIC OMITTED]

 (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                Announcement in relation to the Transfer of
            the State-owned Legal Person Shares in Hubei Xinghua

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Further to the announcement on the Transfer of State-owned Legal Person
Shares in Sinopec Hubei Xinghua Company Limited on 29th April 2002 and the announcement in relation to the Approval of the Shareholding Transfer in Hubei Xinghua by the Ministry of Finance on 14th June 2002 published by Sinopec Corp., Sinopec Corp. and SDIC will, together, complete the registration of the transfer of the Target Shares in Hubei Xinghua.
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Further to the announcement on the Transfer of State-owned Legal Person
Shares in Sinopec Hubei Xinghua Company Limited on 29th April 2002 and the announcement in relation to the Approval of the Shareholding Transfer in Hubei Xinghua by the Ministry of Finance on 14th June 2002 published by China Petroleum & Chemical Corporation ("Sinopec Corp."), Sinopec Corp. and State Development & Investment Corp. ("SDIC") will, together, complete the registration of the transfer of the Target Shares (as defined below) in Sinopec Hubei Xinghua Company Limited ("Hubei Xinghua").


On 28th April 2002, Sinopec Corp. and SDIC entered into a Share Transfer Agreement for the transfer by Sinopec Corp. of 162,234,400 state-owned legal person shares in Hubei Xinghua (the "Target Shares"), which represents 57.58% of its total share capital, to SDIC. The consideration for the transfer is RMB3.32 per share, and the total consideration is RMB538,618,200. This transfer has been approved by the Ministry of Finance of the People's Republic of China (Cai Qi [2002] No. 193). The China Securities Regulatory Commission (Zheng Jian Han [2002] No. 239) has granted a waiver to SDIC from making a general offer for all of the shares of Hubei Xinghua. The Share Transfer Agreement became unconditional on 30th September 2002.


After the completion of the transfer formalities, Sinopec Corp. will not hold any shares in Hubei Xinghua.


The transferee, SDIC, is independent of, and not connected with, Sinopec Corp. or its associates (as defined in the Rules Governing the Listing of Securities on the Stock Exchange or the directors, chief executives and substantial shareholders of Sinopec Corp. and any of its subsidiaries or any of their respective associates.


For a period of six months prior to the share transfer, the members of the board of directors and senior management of Sinopec Corp. have not held or purchased or sold any listed and tradeable shares in Hubei Xinghua.


Sinopec Corp. has not entered into any contract, agreement or other document prohibiting or restricting this share transfer and there are no other circumstances prohibiting or restricting this share transfer as a result of any court judgment, arbitration, award or other reasons.


According to the provisions of the Share Transfer Agreement, the parties should complete the registration of the transfer of the shares within 1 month of the Share Transfer Agreement becoming effective. The consideration in respect of the share transfer shall be paid after the Share Transfer Agreement has become unconditional, being the transfer by SDIC to Sinopec Corp. of petroleum and chemical assets obtained pursuant to an asset swap.


This announcement is made at the request of the Shanghai Stock Exchange.


                                                          By Order of the Board
                                                                  Zhang Honglin
                                            Secretary to the Board of Directors
                                             Beijing, the PRC, 9th October 2002